Via Facsimile and U.S. Mail
Mail Stop 6010

February 24, 2009

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, New York 10504

Re: **MBIA Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Forms 10-Q for the Quarters Ended March 31, 2008, June 30, 2008 and
      September 30, 2008
      File No. 1-9583

Dear Mr. Chaplin:

      We have reviewed your February 13, 2008 response to our January 15, 2009 letter
and have the following additional comments. In our comments, we ask you to provide us
with information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended September 30, 2008

Note 6 – Fair Value of Financial Instruments
Derivatives – Insurance, page 17

1. We note management's assertion in your response to prior comment 2 that ceding
    commissions are not material on purchased protection accounted for as a
    derivative. Should the ceding commissions become material and you believe that
    they should be excluded from your CDS fair value computation; we suggest that
    you pre-clear your accounting treatment with the staff.

2. We acknowledge your response to prior comment 3. Please disclose the
    illiquidity premium used to determine fair value at each reporting period and

disclose reasons for changes in the assumed illiquidity premium at each reporting date.

3. In order to help us understand the disclosure you propose in response to prior comment 6, please tell us and consider the need for revised disclosure concerning the following:

    a. The certain portions of the derivative liability your disclosure refers to;
    b. What the non-MBIA credit adjusted value represents; and
    c. The reason that this change is a change in estimate versus a correction of an error as your ability to pay these losses over time had been known to you at the time the CDS transaction was entered into.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant